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Exhibit 99.2

IMPORTANT NOTICE

May 5, 2014

TO: HOLDERS OF CLASS AAA PREFERENCE SHARES, SERIES G, H, J and K

This notice requires you to take action by May 30, 2014. Please contact your tax and/or financial advisor for assistance on the choice you are being asked to make.

Background: The Offer and Arrangement

Brookfield Property Partners L.P. ("BPY") and its indirect subsidiaries Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. ("BOP Split") (collectively, the "Purchasers") recently acquired over 220 million common shares of Brookfield Office Properties Inc. ("BPO") that they did not already own. Following this acquisition, the Purchasers now own 92.5% of the outstanding BPO common shares, and the Purchasers are pursuing a subsequent acquisition transaction with BPO to acquire the remaining BPO common shares by way of plan of arrangement (the "Arrangement").

Once the Arrangement is completed, BPO will apply to de-list the common shares from the Toronto Stock Exchange ("TSX") and New York Stock Exchange. Because the BPO Class A preference shares, series G, H, J and K ("BPO Convertible Preferred Shares") will, in the future, be convertible into BPO common shares at the option of the holder, we are providing you with two choices under the Arrangement to preserve your economic rights.

Your Choices

You may:

  1.
  exchange all or any of your BPO Convertible Preferred Shares for new BOP Split senior preferred shares ("BOP Split Preferred Shares") (subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Preferred Shares per series); or

  2.
  retain all or any your BPO Convertible Preferred Shares.

The exchange for BOP Split Preferred Shares will occur as part of the Arrangement. In addition, the share conditions for the remaining BPO Convertible Preferred Shares will be modified as part of the Arrangement in order to make them exchangeable into BPY units rather than convertible into BPO common shares, but on the same economic terms. The modification of the share conditions for the remaining BPO Convertible Preferred Shares will preserve the purpose of the conversion feature by ensuring that the remaining BPO Convertible Preferred Shares are convertible into a liquid security.

No BOP Split Preferred Shares will be issued if there is an insufficient number chosen to meet the minimum listing criteria of the Toronto Stock Exchange ("TSX"). In addition, if holders of any series of BPO Convertible Preferred Shares elect to exchange more than 1,000,000 shares for BOP Split Preferred Shares, then all holders will receive fewer BOP Split Preferred Shares than they have chosen, and will retain a greater number of BPO Convertible Preferred Shares.

The accompanying management proxy circular has further details on the Arrangement. See, in particular, "Treatment of BPO Convertible Preferred Shares", starting on page 75. In addition, the applicable Canadian federal income tax considerations are described beginning on page 91 of the management proxy circular and the United States federal income tax considerations are described beginning on page 111.

BOP Split Preferred Shares

The BOP Split Preferred Shares will consist of four series of senior preferred shares of BOP Split. The BOP Split Preferred Shares have been structured to provide a holder thereof with economic terms that are substantially equivalent to those of the BPO Convertible Preferred Shares. The series will have the same dividend and redemption price as the corresponding series of BPO Convertible Preferred Shares for which they are exchanged. However, instead of a right to convert the shares into BPO common shares (which right could be overridden by the issuer's redemption right), a holder of BOP Split Preferred Shares will be entitled to retract the shares for cash at any time.

In addition, each BOP Split Share will be fully and unconditionally guaranteed, jointly and severally, by Brookfield Property Partners, BPO and other related companies as to (i) the payment of dividends, as and when declared, on the BOP Split Preferred Shares (ii) the payment of amounts due on redemption of the BOP Split Preferred Shares, and (iii) the payment of the amounts due on BOP Split Preferred Shares on the liquidation, dissolution and winding-up of BOP Split.

The retraction price, the other terms of the new BOP Split Preferred Shares and the terms of the guarantee are all described fully in the accompanying management proxy circular beginning on page 76.

BOP Split has applied to list the new BOP Split Preferred Shares on the TSX and the BPO Convertible Preferred Shares will continue to be listed on the TSX.

Action and Timing

Elections must be made by May 30, 2014 and it is anticipated that the Arrangement will become effective shortly after the annual and special meeting of BPO to be held on June 3, 2014.

Please complete and return the enclosed letter of transmittal so we know whether you prefer to (1) exchange your shares for new BOP Split Preferred Shares or (2) retain your BPO Convertible Preferred Shares.

If you are a beneficial shareholder (i.e., your BPO Convertible Preferred Shares are not registered in your name but rather in the name of your broker or other nominee), you should communicate as soon as possible with your broker or other nominee and follow their instructions. It is important that you act in their recommended time frame so as to provide enough time for your broker or other nominee to meet the May 30, 2014 deadline.

If you do not complete and return the enclosed letter of transmittal, or provide instructions to your broker or other nominee, you will be deemed to have elected to exchange the maximum number of your BPO Convertible Preferred Shares for BOP Split Preferred Shares pursuant to the Arrangement.

Entitlement to Dividends

The next dividend record date for the BPO Convertible Preferred Shares will be May 30, 2014, to facilitate timing of the Arrangement. As the effective date for the Arrangement will occur after that date, holders of BPO Convertible Preferred Shares on that date will receive the regular second quarter dividend on the regularly scheduled payment date (June 30, 2014), notwithstanding completion of the Arrangement. The initial distribution for the BOP Split Preferred Shares issued under the Arrangement will be payable at the end of BOP Split's third quarter, as if the shares were issued on July 1, 2014.

Further Details

The accompanying management proxy circular and YELLOW letter of transmittal describes the Arrangement and your choices in detail. Please consider them carefully.

Sincerely,

"Michelle Campbell"

Michelle Campbell
Vice President, Counsel
Assistant Secretary
Brookfield Office Properties Inc.

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  Exhibit 99.2